L. W. K. Booth Executive Vice President Chief Financial Officer	World Headquarters One American Road Dearborn, Michigan 48126-2798 USA

May 13, 2011

Via e-mail and EDGAR
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Ford Motor Company ("Ford")
Annual Report on Form 10-K for the year ended December 31, 2010
("2010 Form 10-K Report")
File No. 1-03950

Dear Mr. Humphrey:

The following is in response to the comments set forth in your letter dated April 12, 2011. For ease of reference, each comment is repeated verbatim, with our response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Key Economic Factors and Trends Affecting the Automotive Industry, page 40

1.
On page 24, you indicate that trucks and medium- and large-sized utilities historically have represented some of your most profitable vehicle segments, and the segments in which you have had your highest market share. Such disclosure also indicates that a shift in consumer preferences away from more profitable vehicle sales at levels greater than your current planning assumption could have a substantial adverse effect on your financial condition and results of operations. In this regard, please revise your disclosures to provide more details regarding the relative profitability of your trucks, medium- and large-sized utilities as compared to other less profitable vehicles. In addition, consider presenting a corresponding sensitivity analysis illustrating the potential impact of that a shift in consumer preferences could have on your results of operations.

We understand the comments that you have provided. We are committed to the goals set forth in the Staff's regulations and guidance as we prepare disclosures for our periodic filings, and we appreciate your attention to our disclosures.

Results of Operations, p. 47

2.
It appears you combine a discussion of your consolidated operating results with a limited discussion of the operating results of your reportable segments. In this regard, Item 303(a) of Regulation S-K indicates that, where a discussion of segment information of the registrant's business would be appropriate to an understanding of such business, the discussion shall focus on each relevant, reportable segment or other subdivision of the business and on the registrant as a whole. In particular, we note that each of your segments appear to have significantly different operating margins. As such, please include a more robust discussion of the operating results of your reportable segments, or provide us with support for your conclusion that such a discussion is not appropriate for an understanding of your business.

We will include in future filings additional MD&A discussion regarding profitability for each of our reportable segments for the current quarterly or annual period, as we have done in our recently-filed Quarterly Report on Form 10-Q for the period ended March 31, 2011 ("First Quarter 2011 Form 10-Q Report") in response to your comments.

3.
Your disclosure on page 28 indicates that you receive economic benefits from national, state and local governments in various regions of the world in the form of incentives designed to encourage manufacturers to establish, maintain or increase investment, workforce or production. You also state that a decrease in, expiration without renewal of, or other cessation or clawback of government incentives for any of your business units, as a result of administrative decision or otherwise, could have a substantial adverse impact on your financial condition and results of operations, as well as your ability to fund new investments. Since you indicate that cessation or clawback of government incentives for any of your business units, as a result of administrative decision or otherwise, could have a substantial adverse impact on your financial condition and results of operations, please revise your disclosures to discuss the impact, in dollar amounts, that the aforementioned government incentives have had on your consolidated and reportable segment results.

As you note, we disclosed in "Item 1A. Risk Factors" ("Item 1A") of our 2010 Form 10-K Report that we received incentives from national, state and local governments in various regions of the world which might decrease, expire without renewal, or be clawed back. As with many of our risk factors, we consider this risk to be remote. We made this disclosure because there could be a substantial adverse impact on our business if this risk were to come to fruition.

As of the filing of our 2010 Form 10-K Report, we had identified one administrative challenge to an incentive we were receiving in Brazil that we thought presented a reasonable possibility of loss. In accordance with Regulation S-X, we identified and quantified this matter (with regard to which there is a reasonable possibility of loss but for which we have not accrued) in the "Commitments and Contingencies" Note to the Financial Statements.

As we have done on page 64 of our First Quarter 2011 Form 10-Q Report in response to your comments, going forward we will include within the "Liquidity" discussion of our MD&A disclosures as appropriate a cross-reference to the "Commitments and Contingencies" Note to the Financial Statements and to Item 1A in order to highlight any liquidity risks described in these sections.

We do not, however, track the precise impact of incentives in dollar amounts on a global basis, as it is impracticable to do so. As indicated in the "Summary of Accounting Policies" Note to the Financial Statements in our 2010 Form 10-K Report, we record incentives that we receive either as a reduction of expense, or as a reduction of the cost of the capital investment. We generally do not track (either on a total Company or reportable segment basis) the combined impact of the varying types of incentives that we receive from federal, state and local governments in markets around the world. Even where we have tracked the impact of certain incentives, we consider this information to be competitively sensitive and not appropriate for disclosure.

Although we do not disclose specific dollar amounts, we do disclose in Item 1A that the amount of incentives we receive in particular markets may be "significant," and that our results in particular regions have been impacted by government incentives "to a substantial extent." In the future, as indicated, such disclosure will be cross-referenced from our MD&A discussion.

Critical Accounting Estimates, p. 77

4.
It appears that your current disclosure does not provide details regarding the total exposure generated by your legal proceedings. To the extent that risk of loss is reasonably possible or probable, and may have material negative impact on your results of operations, please include a table to supplement your current disclosures. Such table should present the number of pending cases for which you determined that risk of loss is probable or reasonably possible. In this regard, you should also include a discussion of your probability assessment regarding risk of loss, the range of loss or amounts accrued or a discussion of the reasons that a range of loss for each particular case cannot be estimated, and judgments that have been granted by the courts in favor of the plaintiffs.

ASC 450-20-50 sets forth disclosure requirements regarding loss contingencies. This section states that disclosure of the nature and, in some cases, amount of an accrual that is probable and reasonably can be estimated may be necessary for the financial statements not to be misleading. It further requires the disclosure of loss contingencies that are not recorded on the balance sheet if realization of such contingencies is at least reasonably possible. Such disclosures should indicate the nature of the contingency, and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

The Staff suggests in ASC 450-20-S99 (formerly SAB Topic 5Y) that certain liabilities may be of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities may be necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on the registrant's financial condition, results of operations, or liquidity.

Accordingly, in Note 31 of the Notes to the Financial Statements in our 2010 Form 10-K Report we explain that various legal actions, proceedings and claims are pending or may be instituted or asserted against us. Although we disclose that the extent of our financial exposure to these legal actions, proceedings and claims is difficult to estimate, for purposes of establishing an accrual for the associated loss contingency we take into consideration factors such as the facts and circumstances asserted, our historical experience with claims of a similar nature, the likelihood of our prevailing, and the severity of any potential loss.

As disclosed, for some matters no accrual is established because we have determined our risk of loss to be remote. For all other matters, we generally record an accrual, either on an individual basis or with respect to a group of matters involving similar claims, based on the factors set forth above. We do not believe that the reasonably possible outcomes in excess of our accruals would be material. Accordingly, we do not believe that further disclosure about the range of potential losses is required at this time.

We do identify in our disclosures the one matter currently pending against us with regard to which we believe a material loss is reasonably possible but for which we have not established an accrual, and in accordance with Regulation S-X we quantify the reasonably possible loss for that matter.

*****
In connection with our response to your comments, we acknowledge that:

●	We are responsible for the adequacy and accuracy of the disclosure in our filing;
●	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
●	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please feel free to contact me at (313) 845-0609.

Sincerely,

/s/ Lewis Booth

L. W. K. Booth